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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Landec Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
514766 10 4 (CUSIP Number)
Nicholas J. Tompkins, 193 Oak Lane, Arroyo Grande, CA 93420 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 2000 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    / /.

        Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104	SCHEDULE 13D/A	Page 1 of 4 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)
Nicholas J. Tompkins Kathleen Tompkins

2	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/x/

3	SEC Use Only

4	Source of Funds*
OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to / / Items 2(d) or 2(e)

6	Citizenship or Place of Organization
U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power
0

		8	Shared Voting Power
1,329,165

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
1,329,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,329,165

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13	Percent of Class Represented by Amount in Row (11)
Approximately 8.0%*

14	Type of Reporting Person*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*
Based on 16,073,695 shares of Common Stock outstanding plus the Option Shares (as defined in Item 3 herein)

SCHEDULE 13D/A

CUSIP No. 514766104	Page 2 of 4 Pages

        This statement, which is being filed by Nicholas J. Tompkins and Kathleen Tompkins, constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 26, 2001 on Schedule 13D (the "Schedule 13D"). The Schedule 13D relates to the common stock, par value $0.001 per share, of Landec Corporation, a California Corporation (the "Issuer"). Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

Item 3—Source and Amount of Funds or Other Consideration

        Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        On December 2, 1999, Mr. Tompkins and Mrs. Tompkins acquired 833,333 shares of Common Stock of Landec Corporation (the "Merger Shares") pursuant to an Agreement and Plan of Merger and Purchase Agreement (the "Merger Agreement") by and among Landec Corporation, Bush Acquisition Corporation, a Delaware corporation, Apio, Inc., a California corporation, South Coast, a California corporation, Pacific West, a California corporation, Cal Ex, a California corporation, Apio Produce Sales, a California general partnership and each of the respective shareholders or constituent partners of the foregoing entities as listed on Schedule 4.6 of the Merger Agreement (the "Merger").

        Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, on November 29, 2000, Mr. and Mrs. Tompkins became the benefical owners of 495,832 shares of Common Stock (the "Option Shares") in connection with the vesting of options granted to Mr. Tompkins pursuant (i) a Stock Option Agreement, dated November 29, 1999, to purchase an aggregate of 60,000 shares of Common Stock of Landec Corporation, and (ii) a Stock Option Agreement, dated November 29, 1999, to purchase an aggregate of 790,000 shares of Common Stock of Landec Corporation (collectively, the "Stock Option Agreements").

Item 4—Purpose of Transaction

        Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        The Merger Shares were acquired pursuant to the Merger.

        The Option Shares were granted pursuant to the Stock Option Agreements.

SCHEDULE 13D/A

CUSIP No. 514766104	Page 3 of 4 Pages

Item 5—Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        (a) The 833,333 Merger Shares acquired by Mr. and Mrs. Tompkins on November 29, 1999 represent approximately 5.2% of the common stock outstanding.

        The 495,832 Option Shares beneficially owned by Mr. Tompkins on November 29, 2000 represent approximately 3.1% of the common stock outstanding.

        Therefore, as of November 29, 2000, Mr. and Mrs. Tompkins beneficially owned 1,329,165 shares of common stock, representing approximately 8.0% of the common stock outstanding.

        (b) As of November 29, 2000, Mr. and Mrs. Tompkins shared the power to vote 1,329,165 shares.

        (c) None

        (d) None

        (e) Not applicable

SCHEDULE 13D/A

CUSIP No. 514766104	Page 4 of 4 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002
/s/ NICHOLAS J. TOMPKINS Nicholas J. Tompkins
/s/ KATHLEEN TOMPKINS Kathleen Tompkins

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated February 14, 2002 by and between Kathleen Tompkins and Nicholas J. Tompkins.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D/A dated February 14, 2002 with respect to the Common Stock of Landec Corporation and any amendments thereto are signed by each of the undersigned and shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: February 14, 2002
By:
/s/ KATHLEEN TOMPKINS Kathleen Tompkins
Dated: February 14, 2002
By:
/s/ NICHOLAS J. TOMPKINS Nicholas J. Tompkins

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SCHEDULE 13D/A
SCHEDULE 13D/A
SCHEDULE 13D/A
SIGNATURE
EXHIBIT INDEX
Exhibit A